SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 22 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 23 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Horton Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	Shared Voting Power 7,307,195*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,307,195*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,307,195*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.4%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 3 of 23 Pages

“Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 5.8% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 23 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	Shared Voting Power 1,424,099*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,424,099*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,424,099*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.9%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 23 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.1% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 23 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Penny Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	Shared Voting Power 1,033,595*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,595*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,595*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.6%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 7 of 23 Pages

“Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.8% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 23 Pages

EXPLANATORY NOTE: This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 4 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 18, 2011 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on November 29, 2011 (“Amendment No. 3”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

(a)-(c) This Schedule 13D is being filed by the Horton Trust Company LLC, an Illinois limited liability company, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1 (the “U.S. Trustee”); CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2 (the “Non-U.S. Trustee”); and Penny Pritzker, individually (collectively, the “Reporting Persons”).

Item 2 of the Schedule 13D is amended and supplemented by deleting the first sentence of the second paragraph thereof and replacing such sentence with the following:

The address of the principal business and principal office of the U.S. Trustee is 300 North LaSalle Street, Suite 1500, Chicago, Illinois 60654.

Item 2 of the Schedule 13D is amended and supplemented by adding the following as a new paragraph preceding the fourth paragraph thereof:

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the U.S. Trustee is set forth on Schedule C to this Amendment No. 4.

CUSIP No. 448579102	13D	Page 9 of 23 Pages

Item 2 of the Schedule 13D is amended by deleting the fourth paragraph thereof and replacing such paragraph with the following:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 3, 2012, a copy of which is attached as Exhibit 8 to this Amendment No. 4.

Item 2 of the Schedule 13D is amended by deleting the sixth and seventh paragraphs thereof and replacing such paragraphs with the following:

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule C to this Amendment No. 4, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule C to this Amendment No. 4, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On January 3, 2012, John Kevin Poorman resigned as trustee of the trusts listed on Appendix A-3 hereto and the U.S. Trustee was appointed as trustee of such trusts (the “Change in Trustee”). Because John Kevin Poorman has resigned as trustee of the trusts listed on Appendix A-3 hereto, he is no longer a reporting person for the shares of Class B Common Stock held by such trusts. No consideration was paid in connection with the Change in Trustee and such Change in Trustee constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock held by the trusts listed on Appendix A-3 hereto remain shares of Class B Common Stock following the Change in Trustee.

On January 1, 2012, the co-trustees of U.S. Situs Trusts transferred an aggregate of 808,475 shares of Class B Common Stock, and the trustee of the Non-U.S. Situs Trusts transferred an aggregate of 218,882 shares of Class B Common Stock, to Penny Pritzker, and Ms. Pritzker acquired beneficial ownership of such shares (the “Transfers”). The Transfers constitute “Permitted Transfers” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by Ms. Pritzker in the Transfers remain shares of Class B Common Stock. Ms. Pritzker received the Transfers as compensation for services rendered to the transferors.

CUSIP No. 448579102	13D	Page 10 of 23 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Change in Trustee occurred on January 3, 2012, as described in Item 3 of this Amendment No. 4.

The Transfers were completed on January 1, 2012, as described in Item 3 of this Amendment No. 4. Ms. Pritzker received the Transfers as compensation for services rendered to the transferors.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 6,238 shares of currently issued Class A Common Stock and 9,758,651 shares of Class A Common Stock, issuable upon conversion of 9,758,651 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 8.1% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 5.9% of the total number of shares of Common Stock outstanding and 7.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 4 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 4 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Schedule B attached to this Amendment No. 4 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 4 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Neither the Change in Trustee nor the Transfers impacted the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

CUSIP No. 448579102	13D	Page 11 of 23 Pages

(c) The Change in Trustee occurred on January 3, 2012, as described in Item 3 of this Amendment No. 4.

The Transfers were completed on January 1, 2012, as described in Item 3 of this Amendment No. 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the following as the penultimate paragraph of the section titled “Amended and Restated Global Hyatt Agreement”:

On January 3, 2012, the U.S. Trustee, not individually, but solely as trustee of the trusts listed on Appendix A-1, executed a joinder to, and thereby became subject to the provisions of, the Global Hyatt Agreement.

Item 6 of the schedule 13d is amended and supplemented by adding the following as the penultimate paragraph of the section titled “Amended and Restated Agreement Relating to Stock”:

On January 3, 2012, the U.S. Trustee, not individually, but solely as trustee of the trusts listed on Appendix A-1, executed a joinder to, and thereby became subject to the provisions of, the Agreement Relating to Stock.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 8	Joint Filing Agreement, dated as of January 4, 2012, by and among Horton Trust Company LLC, not individually, but solely as trustee of the trusts listed on Schedule 1 thereto, CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Schedule 2 thereto, and Penny Pritzker, pursuant to Rule 13D-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete an correct.

Dated: January 4, 2012

Horton Trust Company LLC, solely as trustee of the trusts listed on Appendix A-1.

By:	/s/ John Kevin Poorman
John Kevin Poorman President

CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller
Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm
Authorized Signatory*

/s/ Penny Pritzker
Penny Pritzker, individually

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 4 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 7 to the Schedule 13D and is incorporated by reference herein.

[Signature Page to Amendment No. 4 to Schedule 13D]

CUSIP No. 448579102	13D	Page 13 of 23 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
A.N.P. Trust #31M6	Illinois
A.N.P. Trust #34-Penny M6	Illinois
A.N.P. Trust #36-Penny M6	Illinois
A.N.P. Trust #37M6	Illinois
A.N.P. Trust #40-Penny M6	Illinois
A.N.P. Trust #42-Penny M5	Illinois
Don G.C. Trust #8M2	N/A
LaSalle G.C. Trust #9M1	Illinois
Donald Pritzker Traubert GST Trust	Illinois
Rose Pritzker Traubert GST Trust	Illinois
Penny Trust M2	Illinois
RA G.C. Trust #8M3	Illinois

CUSIP No. 448579102	13D	Page 14 of 23 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
T-551-10FD2	Bahamas
1740 #34FD2	Bahamas
1740 #37FD	Bahamas

CUSIP No. 448579102	13D	Page 15 of 23 Pages

Appendix A-3

Trust Name	Jurisd. of Org.
A.N.P. Trust #31M6	Illinois
A.N.P. Trust #34-Penny M6	Illinois
A.N.P. Trust #36-Penny M6	Illinois
A.N.P. Trust #37M6	Illinois
A.N.P. Trust #40-Penny M6	Illinois
A.N.P. Trust #42-Penny M5	Illinois
Don G.C. Trust #8M2	N/A
LaSalle G.C. Trust #9M1	Illinois
LaSalle Trust #47MI	Illinois
LaSalle Trust #51MI	Illinois
Penny Trust M2	Illinois
RA G.C. Trust #8M3	Illinois

CUSIP No. 448579102	13D	Page 16 of 23 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Horton Trust Company LLC, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.	—	—	7,307,195	6.1%	4.4%	5.8
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	—	—	1,424,099	1.2%	0.9%	1.1%
Penny Pritzker, individually	6,238	*	1,027,357	0.9%	0.6%	0.8%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,680,334 shares of the Class A Common Stock outstanding as of October 28, 2011, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 17 of 23 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	1,982,124	1.6%	1.2%	1.6%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	3,447,946	2.9%	2.1%	2.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	20,675,041	17.2%	12.5%	16.5%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	7,267,298	6.0%	4.4%	5.8%
Trustees of the James N. Pritzker Family Trusts[10]	8,470	*	3,470,792	2.9%	2.1%	2.8%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.1%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	6,238	*	9,758,651	8.1%	5.9%	7.8%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.3%	6.1%	8.0%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.1%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	17,419,919	14.5%	10.5%	13.9%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.0%	3.7%	4.8%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	520,587	0.4%	0.3%	0.4%
Pritzker Family Group Totals	14,708	*	95,366,219	79.1%	57.7%	76.3%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,680,334 shares of the Class A Common Stock outstanding as of October 28, 2011, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 29,926 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 18 of 23 Pages

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 19 of 23 Pages

Schedule C

Certain Information Concerning Executive Officers and Directors of the U.S. Trustee

The following table sets forth the name, present principal occupation or employment for each director and executive officer of the U.S. Trustee. The current business address of each person, in their capacity as executive officers or directors of the U.S. Trustee, is c/o Horton Trust Company LLC, 300 North LaSalle Street, Suite 1500, Chicago, Illinois 60654 and the telephone number is (312) 873-4802. Each person is a citizen of the United States.

Name	Title	Principal Occupation or Employment
John Kevin Poorman	President	Mr. Poorman is the Executive Vice President and General Counsel of Pritzker Realty Group, L.L.C., a real estate investment and advisory firm

Ronald D. Wray	Treasurer	Mr. Wray is the President of Pritzker Family Office, L.L.C., a financial, accounting and advisory firm serving the Pritzker family

Carleen L. Schreder	Secretary	Ms. Schreder is a partner at Levin, Schreder & Carey, Ltd., a law firm based in Chicago

Penny Pritzker	Vice- President of Investments	Ms. Pritzker is the Chairman of CC-Development Group, Inc., which operates Classic Residence by Hyatt; is Chairman and Chief Executive Officer of Classic Residence Management Limited Partnership, the manager of Classic Residence by Hyatt facilities; serves as President and Chief Executive Officer of Pritzker Realty Group, L.L.C., a real estate investment and advisory firm; is President of Frankmon LLC; is co-founder and Chairman of The Parking Spot, a near-airport parking company; serves as Chairman of TransUnion Corp., a credit reporting service company; is a Director and Vice President of The Pritzker Foundation, a charitable foundation; and served as National Finance Chair of Barack Obama’s presidential campaign

Bryan Traubert	Director	Mr. Traubert is a partner at Eye Physicians & Surgeons of Chicago

Leah Zell Wanger	Director	Ms. Wanger is the Founder and General Partner of Lizard Investors, L.L.C., an international investment advisory firm

Leonard A. Gail	Director	Mr. Gail is a partner at Massey & Gail, LLP, a law firm based in Chicago and Washington DC

CUSIP No. 448579102	13D	Page 20 of 23 Pages

EXHIBIT 8

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

Signature Page Follows

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 4th day of January, 2012.

Horton Trust Company LLC, solely as trustee of the trusts listed on Schedule 1.

By:	/s/ John Kevin Poorman
John Kevin Poorman
President

CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Schedule 2.

By:	/s/ Schevon Miller
Schevon Miller
Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm
Authorized Signatory*

/s/ Penny Pritzker
Penny Pritzker, individually

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Joint Filing Agreement on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 7 to the Schedule 13D and is incorporated by reference herein.

[Signature Page to Joint Filing Agreement]

CUSIP No. 448579102	13D	Page 22 of 23 Pages

Schedule 1

Trust Name	Jurisd. of Org.
Penny Trust M2	Illinois
A.N.P. Trust #31M6	Illinois
A.N.P. Trust #37M6	Illinois
Donald Pritzker Traubert GST Trust	Illinois
Rose Pritzker Traubert GST Trust	Illinois
A.N.P. Trust #34-Penny M6	Illinois
A.N.P. Trust #36-Penny M6	Illinois
A.N.P. Trust #40-Penny M6	Illinois
A.N.P. Trust #42-Penny M5	Illinois
Don G.C. Trust #8M2	N/A
LaSalle G.C. Trust #9M1	Illinois
RA G.C. Trust #8M3	Illinois

CUSIP No. 448579102	13D	Page 23 of 23 Pages

Schedule 2

Trust Name	Jurisd. of Org.
T-551-10FD2	Bahamas
1740 #34FD2	Bahamas
1740 #37FD	Bahamas